CrowdCheck Law LLP

700 12th St NW, Ste 700

Washington, DC 20005-4052

December 15, 2021

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Post Qualification Amendment on Form 1-A

Response dated December 9, 2021
File No. 024-11020

Ladies and Gentlemen:

We acknowledge receipt of the comments in your letter dated December 14, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”) and the Company’s response letter dated December 9, 2021. We appreciate the opportunity to respond to your comments.

Post Qualification Amendment on Form 1-A

General

1.	Refer to prior comment 1. Please reconcile your claim regarding a 36% annualized return for 2020 with the NAV per share amounts of $11.07 for December 31, 2019 as disclosed on page 57 and $14.23 for December 31, 2020 as set forth in your response letter.

We understand, based on the above and on the Company’s subsequent discussion with the Staff, that the Staff’s position is that, because the Company’s Net Asset Value per Share as a result of operations from inception through December 31, 2019 was $11.07 per share, and the Company’s Net Asset Value per share as a result of operations from inception through December 31, 2020 was $14.23 per share, that these figures should be the basis for reporting returns to shareholders.

The Company acknowledges the importance of clearly and accurately reporting its NAVs and NAVs per share. However, RAD Diversified consistently reports gains and losses based on the actual price per share on any given day because it more accurately represents the actual performance that has been achieved by its  shareholders.  For example, a hypothetical investor purchasing shares on January 1, 2020 and selling shares on December 31, 2020 would have, in fact bought  at $10.00 per share and sold at $13.67 per share, which is an increase of 36.7% for the year 2020. Please see Table A for more details :

TABLE A:

PERIOD	PERIOD START DATE	PERIOD END DATE	BASED ON NAV AS OF:	SELLING PRICE PER SHARE	RETURN OVER PERIOD 1	RETURN OVER PERIOD 2	RETURN OVER PERIOD 3	RETURN OVER PERIOD 4	RETURN OVER PERIOD 5	RETURN OVER PERIOD 6	RETURN OVER PERIOD 7	RETURN OVER PERIOD 8
1	11/19/2019	1/31/2020	INITIAL (FIXED) PRICE SET FORTH BY OUR MANAGER	$10.00	0.000%
2	2/1/2020	4/30/2020	12/31/2019	$11.07	10.700%	0.000%
3	5/1/2020	7/31/2020	3/31/2020	$11.42	14.200%	3.162%	0.000%
4	8/1/2020	10/31/2020	6/30/2020	$12.01	20.100%	8.491%	5.166%	0.000%
5	11/1/2020	1/31/2021	9/30/2020	$13.67	36.700%	23.487%	19.702%	13.822%	0.000%
6	2/1/2021	4/30/2021	12/31/2020	$14.23	42.300%	28.546%	24.606%	18.485%	4.097%	-
7	5/1/2021	7/31/2021	3/31/2021	$15.66	56.600%	41.463%	37.128%	30.391%	14.557%	10.049%
8	8/1/2021	10/31/2021	6/30/2021	$16.39	63.900%	48.058%	43.520%	36.470%	19.898%	15.179%	4.662%
9	11/1/2021	1/31/2022	9/30/2021	$18.52	85.200%	67.299%	62.172%	54.205%	35.479%	30.148%	18.263%	12.996%

Substantially all interactions between the Company, its shareholders and potential shareholders are transacted based on the price per share. RAD Diversified set $10.00 per share (in keeping with industry standards) as its price per share at initial qualification, and all subsequent return calculations have been calculated by reference to prices per share that were driven by changes in NAV.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg
Counsel

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609